Exhibit 99.1

Nautilus Marine Acquisition Corp.
(A Development Stage Company)

Table of Contents

Page

Balance Sheets as of January 31, 2012 (unaudited) and October 31, 2011	F-2

Statements of Operations (unaudited) for the three month periods ended January 31, 2012 and January 31, 2011 and for the period from November 1, 2010 (inception) through January 31, 2012	F-3

Statement of Changes in Shareholders’ Equity (unaudited) for the period from November 1, 2010 (inception) through January 31, 2012	F-4

Statements of Cash Flows (unaudited) for the three month periods ended January 31, 2012 and January 31, 2011 and for the period from November 1, 2010 (inception) through January 31, 2012	F-5

Notes to Financial Statements	F-6

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Balance Sheets

(In United States Dollars)

ASSETS	January 31, 2012 (Unaudited)	October 31, 2011 (Audited)
Current Assets:
Cash	$172,718	$290,364
Prepaid expenses	53,794	-
Restricted Cash Held in Trust	48,492,950	48,485,877
Total Assets	$48,719,462	$48,776,241

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Deferred Underwriting Compensation	$480,000	$480,000
Accounts payable	52,513	32,543
Due to related parties	19,180	19,180
Accrued legal fees	100,000	100,000
Total Liabilities	651,693	631,723

Common Stock Subject to Possible Redemption, 4,257,425 Shares (at Redemption Value)	43,011,479	43,005,205

Shareholders’ Equity:
Preferred Stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common Stock, $0.0001 par value; 200,000,000 shares authorized, 6,000,000 shares issued and outstanding (4,257,425 shares subject to possible redemption)	600	600
Additional Paid-in Capital	5,234,692	5,227,426
Deficit Accumulated During Development Stage	(179,002)	(88,713)
Total Shareholders’ Equity, Net	5,056,290	5,139,313
Total Liabilities and Shareholders’ Equity	$48,719,462	$48,776,241

The accompanying notes are an integral part of these Financial Statements

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
Statements of Operations
(In United States Dollars)

	3 months ended January 31, 2012 (unaudited)	3 months ended January 31, 2011 (unaudited)	Period from November 1, 2010 (Inception) through January 31, 2012 (unaudited)

Revenues:	$-	$-	$-
Expenses:
Formation and Operating costs	97,501	8,809	192,091
Miscellaneous Income	(7,212)		(13,089)
Total expenses	90,289	8,809	179,002

Net Loss	$(90,289)	$(8,809)	$(179,002)

Weighted average shares outstanding	6,000,000	1,380,000	3,365,921
Basic and diluted net loss per share	$(0.02)	$(0.01)	$(0.05)

The accompanying notes are an integral part of these Financial Statements.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Statement of Changes in Shareholders’ Equity
(In United States Dollars)

	Shares	Amount	Additional Paid-in Capital	Deficit Accumulated during the Development Stage	Shareholder’s Equity
Balance at November 1, 2010	—	$—	$—	$—	$—
Shares of common stock issued at $0.01449 per share	1,380,000	138	24,862	—	25,000
Sale on July 14, 2011 of 4,800,000 units at $10 per unit, (including 4,257,425 shares subject to possible redemption)	4,800,000	480	47,999,520	—	48,000,000
Underwriters' discount and offering expenses	—	—	(2,122,769)	—	(2,122,769)
Sale on July 14, 2011 of 3,108,000 private placement warrants to the Sponsor at $0.75 per warrant	—	—	2,331,000	—	2,331,000
Forfeiture of Common stock due to non-exercise of the over-allotment option	(180,000)	(18)	18	—	—
Proceeds subject to possible redemption of 4,257,425 shares of common stock at redemption value	—	—	(43,005,205)	—	(43,005,205)
Net loss attributable to common shareholders not subject to possible redemption	—	—	—	(88,713)	(88,713)
Balance at October 31, 2011	6,000,000	$600	$5,227,426	$(88,713)	$5,139,313
Adjustment to the proceeds subject to possible redemption of 4,257,425 shares of common stock at redemption value	—	—	(6,274)	—	(6,274)
Offering expenses refund	—	—	13,540	—	13,540
Net loss attributable to common shareholders not subject to possible redemption	—	—	—	(90,289)	(90,289)
Balance at January 31, 2012	6,000,000	$600	$5,234,692	$(179,002)	$5,056,290

The accompanying notes are an integral part of these Financial Statements.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Statement of Cash Flows
(In United States Dollars)

Cash Flows from Operating Activities	3 months ended January 31, 2012	3 months ended January 31, 2011	Period from November 1, 2010 (Inception) through January 31, 2012

Net loss	$(90,289)	$(8,809)	$(179,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Due to Sponsors	—	—	19,180
Increase in Accounts Payable	19,970	—	52,513
Prepaid Expenses	(53,794)	—	(53,794)
Gain on Trading Securities	(7,073)	—	(12,950)
Net Cash used in Operating Activities	(131,186)	(8,809)	(174,053)
Cash Flows from Investing Activities
Principal Deposited in trust Account	—	—	(48,480,000)
Net Cash used in Investing Activities	—	—	(48,480,000)

Cash Flows from Financing Activities
Due to related parties	—	86,441	—
Deferred Offering costs	—	(77,632)	—
Proceeds from notes payable to affiliate	—	—	238,145
Payment of notes payable to affiliate	—	—	(238,145)
Proceeds from public offering	—	—	48,000,000
Proceeds from issuance of sponsor warrants	—	—	2,331,000
Payment of Offering costs	—	—	(1,542,769)
Refund of Offering costs	13,540	—	13,540
Proceeds from sale of sponsors’ shares of common stock	—	25,000	25,000

Net Cash provided by financing activities	13,540	33,809	48,826,771

Net (decrease)/ increase in cash	(117,646)	25,000	172,718
Cash at beginning of period	290,364	—	—
Cash at end of period	$172,718	$25,000	$172,718

The accompanying notes are an integral part of these Financial Statements.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
January 31, 2012

1.	DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Nautilus Marine Acquisition Corp. (the “Company”) is a blank check company formed pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction, one or more operating businesses or assets which the Company has not yet identified (“Business Transaction”). The Company has neither engaged in any operations nor generated any revenues to date. All activity through January 31, 2012 relates to the Company’s formation and initial public offering and from July 20, 2011, the identification of potential target businesses and assets. The Company has selected October 31 as its fiscal year end.

The registration statement for the Company’s initial public offering was declared effective on July 14, 2011. On July 20, 2011, the Company consummated a public offering of 4,800,000 units, with each unit consisting of one share of its common stock and one warrant to purchase one share of its common stock (the “IPO” — Note 3). The shares of common stock sold as part of the units in the IPO are referred herein as “public shares.” Prior to the consummation of the IPO, the Company completed a private placement (the “private placement”) of an aggregate of 3,108,000 warrants (“insider warrants”) to certain initial holders, generating gross proceeds of $2,331,000. The Company received gross proceeds of $50,331,000 before deducting underwriters’ compensation of $1,176,000 and including $2,331,000 received for the sale of 3,108,000 warrants to the initial holders. On November 22, 2010, the Company completed a private placement of 1,380,000 shares of its common stock (the “initial shares”) to its sponsors, Astra Maritime Inc. and Orca Marine Corp, for net proceeds of $25,000. The private placements of the initial shares and insider warrants are collectively referred herein to as the “private placements” — Note 4.

Upon the closing of the IPO and the private placements for the insider warrants, $48,480,000 was placed into a trust account (discussed below). As of January 31, 2012, the proceeds placed into the trust account were invested in United States government treasury bills with a maturity of 180 days or less. The amounts in the trust account may be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. government treasury bills and meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. The trust account is held at a bank in London and is maintained by American Stock Transfer & Trust Company acting as trustee. Except for the interest income that may be released to the Company to pay any taxes and to fund working capital requirements, and amounts necessary to purchase up to 15% of the public shares (Note 1-Permitted Purchases of Public Shares), none of the funds held in trust will be released from the trust account until the earlier of (i) the consummation of a Business Transaction, (ii) the redemption of the shares sold in the public offering if the Company is unable to consummate a Business Transaction by February 14, 2013 or (iii) the Company’s liquidation (if no redemption occurs).

Initial Business Transaction

For the purposes of consummating a Business Transaction, the Company is not limited to a particular industry or geographic region, although its management team will initially focus its search on identifying a prospective target business in the international marine shipping, offshore and related maritime service industries. To date, the management’s efforts have been limited to organizational and financing activities and from July 20, 2011, the identification of potential target businesses and assets. Presently, no business operations and financing activities exist. The initial Business Transaction must be with one or more assets or target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding taxes) at the time of the agreement to enter into such initial Business Transaction.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
January 31, 2012

Initial Business Transaction - (continued)

Upon the consummation of the initial Business Transaction, subject to certain limitations, the Company will provide its shareholders with the opportunity to redeem their shares of common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and amounts released for working capital purposes. The Company intends to consummate the Business Transaction and conduct the redemptions without stockholder vote and instead redeem the shares held by shareholders pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulates issuer tender offers, and will file tender offer documents with the SEC. If, however, a stockholder vote is required by law or the rules of the NASDAQ Capital Market, or the Company decides to hold a stockholder vote for business or legal reasons and it is no longer subject to the foreign private issuer rules, it will conduct the redemptions in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Regardless of whether the Company holds a stockholder vote or a tender offer in connection with an initial Business Transaction, public shareholders will have the right to redeem their shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and any interest earned on the proceeds placed in the trust account actually withdrawn for working capital purposes, upon the consummation of the Company’s initial Business Transaction, subject to the limitations described herein.

The Company has recorded the 4,257,425 of public shares subject to redemption at their aggregate redemption value of $43,011,479 and classified them as temporary equity at January 31, 2012, in accordance with Financial Accounting Standards Board, or FASB, ASC Topic 480, “Distinguishing Liabilities from Equity.”

The Company will consummate the initial Business Transaction only if holders of no more than approximately 88% of its public shares elect to redeem their shares and, solely if it seeks stockholder approval, a majority of the outstanding shares of common stock voted are voted in favor of the Business Transaction.

Permitted Purchase of Public Shares

If the Company is no longer subject to the foreign private issuer rules and it seeks shareholder approval for the Business Transaction and does not conduct redemptions pursuant to the tender offer rules, prior to the Business Transaction, there may be released from the trust account, amounts necessary to purchase up to 15% of the public shares. All shares so purchased by the Company will be immediately cancelled.

Additionally, if the Company is no longer subject to the foreign private issuer rules and holds a stockholder vote to approve the Business Transaction, and it does not conduct redemptions pursuant to the tender offer rules, it may enter into privately negotiated transactions to purchase public shares from shareholders who would otherwise elect to redeem their shares, with such purchases made using funds held in the trust account. All shares so purchased by the Company will be immediately cancelled.

Liquidation

If the Company does not consummate an initial Business Transaction by February 14, 2013, it will (i) cease all operations except for the purpose of winding up, (ii) redeem its public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and amounts released for working capital purposes and any amounts released to purchase up to 15% of the public shares, subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of the Company’s remaining shareholders and board of directors, dissolve and liquidate as part of its plan of dissolution and liquidation.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
January 31, 2012

Liquidation - (continued)

After distributing the proceeds of the trust account pursuant to the redemption, the Company will promptly, subject to the approval of its remaining shareholders and board of directors, distribute the balance of its net assets to the remaining shareholders according to its plan of dissolution. The Company will pay the costs of liquidation from its remaining assets outside of the trust account. If such funds are insufficient, Messrs. Tsirigakis and Syllantavos, our founders and co-chief executive officers, have agreed to advance the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to the public shareholders.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

The Company complies with the reporting requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915, “Development Stage Entities.” As of January 31, 2012, the Company had not commenced operations or generated revenue. All activity through January 31, 2012 relates to the Company’s formation, the Private Placement and the IPO, and from July 20, 2011, the identification of potential target businesses and assets. Following the IPO, the Company will not generate any operating revenues until after completion of an initial Business Transaction, at the earliest, but will generate non-operating income in the form of interest income on the designated trust account.

Cash Equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents at January 31, 2012 and October 31, 2011 principally consist of cash in a money market account held by the Company through its Trust Account.

Net Loss per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period in accordance with FASB ASC 260, “Earnings Per Share”.  Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding, plus to the extent dilutive, the incremental number of shares of common stock to settle warrants issued in the Public Offering and private placement, as calculated using the treasury stock method.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
January 31, 2012

Redeemable Common Stock

As discussed in Note 1, all of the 4,800,000 shares of common stock sold as part of a Unit in the Public Offering contain a redemption feature which allows for the redemption of shares of common stock under the Company's Liquidation or Tender Offer/Stockholder Approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Tax

There is, at present, no direct taxation in the Marshall Islands and interest, dividends, and gains payable to the Company are received free of all Marshall Islands taxes. The Company is registered as an “exempted company” pursuant to the Marshall Islands Companies Law (as amended). As the Company proceeds with making investments in various jurisdictions, tax considerations outside the Marshall Islands may arise. Although the Company intends to pursue tax-efficient investments, it may be subject to income tax, withholding tax, capital gains tax, and other taxes imposed by tax authorities in other jurisdictions. For U.S. tax purposes, the Company expects to be treated as a passive foreign investment company by its U.S. shareholders. The Company does not expect to be subject to direct taxation based on net income in the U.S. as long as it maintains its non-U.S. trade or business status. The Company does not expect to invest in any U.S. obligation that will be subject to U.S. withholding taxes. As of January 31, 2012 and October 31, 2011, the Company has not commenced operations and thus has no uncertain tax positions. The Company follows the provisions of ASC 740-10 which prescribes a recognition threshold and measurement attribute for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on its tax return. ASC 740-10 requires that the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities’ full knowledge of the position and all relevant facts, but without considering time values. There were no adjustments related to uncertain tax positions recognized during the period November 1, 2010 (inception) to January 31, 2012.

Deferred Offering Costs

The Company complies with the requirements of the SEC Staff Accounting Bulletin (SAB) Topic 5A, “Expenses of Offering” whereby offering costs incurred prior to the initial public offering are capitalized and then charged to shareholders’ equity upon the completion of the offering (or charged to expense if the offering is not completed). Accordingly, at January 31, 2012 and October 31, 2011, offering costs totaling approximately $2,123,000 (including $1,656,000 in underwriter’s fees) have been charged to shareholders’ equity.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
Notes to Financial Statements
January 31, 2012

Fair Value of Financial Instruments

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the fair value of the Company’s assets and liabilities that qualify as financial instruments under U.S GAAP approximate their carrying amounts represented on the balance sheet.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

3.	PUBLIC OFFERING

On July 20, 2011, the Company consummated the sale of 4,800,000 units at a purchase price of $10.00 per unit. Each unit consists of (i) one share of the Company’s common stock, $0.0001 par value (“common stock”), and (ii) one warrant to purchase one share of common stock (“warrant”). Each warrant entitles the holder to purchase one share of the Company’s common stock at a price of $11.50. Each warrant will become exercisable on the later of 30 days after the completion of a Business Transaction and July 14, 2012 and will expire five years from the date of the Business Transaction, or earlier upon redemption or liquidation. The Company may redeem the warrants at a price of $0.01 per warrant upon 30 days’ prior written notice after the warrants become exercisable, only in the event that the last sales price of the common stock equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before the notice of redemption is given.

The Company will not redeem the warrants unless a registration statement under the Securities Act of 1933, as amended, or the Securities Act, relating to the shares of common stock issuable upon exercise of the warrants included in the units offered is effective and expected to remain effective to and including the redemption date, and a prospectus relating to the shares of common stock issuable upon exercise of the warrants is available throughout the 30-day redemption period. The Company does not need the consent of the underwriters of the IPO or the shareholders to redeem the outstanding public warrants.

If the Company calls the warrants for redemption, it will have the option to require all holders that wish to exercise public warrants to do so on a “cashless basis,” although the public warrant holders are not eligible to do so at their own option. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the “fair market value” and the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. This would have the effect of reducing the number of shares received by holders of the warrants.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
Notes to Financial Statements
January 31, 2012

4.	RELATED PARTY TRANSACTIONS

Private Placements

The shareholders before the IPO purchased an aggregate of 3,108,000 warrants, or insider warrants, at the price of $0.75 per warrant for a purchase price of $2,331,000 in a private placement. The aggregate purchase price of the insider warrants was added to the proceeds from the IPO and is held in the trust account pending our completion of a Business Transaction. If we do not complete a Business Transaction, the $2,331,000 purchase price of the insider warrants will be included as a part of the redemption amount payable to our public shareholders prior to any voluntary winding up as such amounts will be held in our trust account and the insider warrants will expire worthless. The insider warrants are identical to the warrants included in the units sold in the IPO, except that the insider warrants (i) are non-redeemable, so long as they are held by any of the initial holders or their permitted transferees, (ii) are exercisable on a cashless basis at the election of the holder, so long as they are held by the initial holders or their permitted transferees, and (iii) are not transferable or saleable by the initial holders or any of the initial holders beneficial owners (except to permitted transferees) until one day after the consummation of a Business Transaction.

In addition, each of the shareholders of our sponsors agreed not to transfer their respective ownership interests or take any steps to cause the sponsors to issue new ownership interests in such entities to anyone other than a permitted transferee. The insider warrants are not exercisable and are subject to lockup restrictions.

In addition, commencing after the consummation of the Business Transaction, the holders of the insider warrants and the underlying shares of common stock and their permitted transferees are entitled to registration rights.

Notes Payable to Officers

Between November 23, 2010 and July 14, 2011, the Company issued non-interest bearing unsecured promissory notes to Messrs. Tsirigakis and Syllantavos in the aggregate amount of $238,145, in consideration of the payment by such officers of various organizational and offering expenses on the Company’s behalf and a direct loan made to the Company. These notes were repaid on July 20, 2011.

Due to related parties

As of January 31, 2012 and October 31, 2011, an amount of $19,180 is due to Messrs. Tsirigakis and Syllantavos for certain administrative expenses they incurred on behalf of the Company.

Administrative Services

The Company has agreed to pay Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, $7,500 per month for office space and general and administrative services. This agreement commenced on July 14, 2011 and shall continue until the earlier of February 14, 2013 or the consummation of the Business Transaction.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
January 31, 2012

5.	TRUST ACCOUNT

Upon the closing of the IPO and the private placement of the 3,108,000 insider warrants, a total of $48,480,000 was placed in the trust account. As of January 31, 2012 and October 31, 2011, the amounts in the trust account were invested in United States government treasury bills with a maturity of 180 days or less.

6.	SHAREHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock. Holders of the Company’s common stock are entitled to one vote for each share. All weighted average and earnings per share amounts have been restated to reflect the retroactive effect of the reverse stock splits.

On August 15, 2011, the Company announced that the underwriters of the Company’s initial public offering elected not to exercise their over-allotment option.  As a result, the Company’s existing shareholders forfeited an aggregate of 180,000 shares of their common stock of the Company. As a result of the forfeiture, there are 6,000,000 shares of common stock of the Company issued and outstanding as of January 31, 2012.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred stock, in one or more series, with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. At January 31, 2012 and October 31, 2011, the Company has not issued any shares of preferred stock.

7.	FAIR VALUE MEASUREMENT

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The guidance related to Fair Value Measurements requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities,

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data,

Level 3: Unobservable inputs that are not corroborated by market data.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
January 31, 2012

Fair Value Measurement (continued)

The following table present information about the Company’s assets that are measured at fair value on a recurring basis as of January 31, 2012 and October 31, 2011, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value:

Fair Value of Financial Assets as of January 31, 2012 and October 31, 2011.
			Significant Other	Significant
	Balances, at	Quoted Prices in	Observable	Unobservable
	January 31,	Active Markets	Inputs	Inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)

Assets:

Investments held in Trust Account	$48,492,950	$48,492,950	—	—

Total	$48,492,950	$48,492,950	—	—

			Significant Other	Significant
	Balances, at	Quoted Prices in	Observable	Unobservable
	October 31,	Active Markets	Inputs	Inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)

Assets:

Investments held in Trust Account	$48,485,877	$48,485,877	—	—

Total	$48,485,877	$48,485,877	—	—

The fair values of the Company’s cash equivalents invested in United States government treasury bills with a maturity of 180 days or less, are determined through market, observable and corroborated sources.

8.	PURCHASE OPTION

The Company sold to the underwriter, for $100, an option to purchase up to a total of 150,000 units. The units issuable upon exercise of this option are identical to those offered in the IPO. This option is exercisable at $11.00 per unit, and may be exercised on a cashless basis, in whole or in part, during the period from the later of the commencement of a Business Transaction or the one year anniversary of the date of the offering through July 20, 2016. The option and the 150,000 units, the 150,000 shares of common stock and the 150,000 warrants underlying the units, and the 150,000 shares of common stock underlying the warrants, were deemed compensation by the Financial Industry Regulatory Authority (“FINRA”) and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of the FINRA Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for 180 days following the date of the offering except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. Although the purchase option and its underlying securities would be registered under the offering, the option grants to holders demand and “piggy back” rights for period of five and seven years, respectively, from the date of the IPO with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The Company will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option.

Nautilus Marine Acquisition Corp.
(A Development Stage Company)
 Notes to Financial Statements
January 31, 2012

Purchase Option (continued)

The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

The sale of the option was accounted for as a cost attributable to the IPO. As such the fair value of the option was recorded as a charge to shareholders’ equity. Accordingly, there was no net impact on the financial position or results of operations, except for the recording of the $100 proceeds from the sale. Because our units or other securities do not have a trading history, management has estimated, based upon a Black-Scholes model, that the fair value of the option on the date of sale was approximately $774,725, using an expected life of five years after the first anniversary of the effective date of the registration statement for the IPO, volatility of 69.03%, and a risk-free rate of 1.48%.The expected volatility of approximately 69.03% was estimated by management based on evaluation of the average historical volatilities of fifteen international maritime shipping companies with vessels in the dry bulk and tanker sectors. Management believes the volatility estimate is a reasonable benchmark to use in estimating the expected volatility of the Company’s units. Although an expected life of five years was used in the calculation, if a Business Transaction is not consummated within the prescribed time period and the Company liquidates, the option will become worthless.

The Company has evaluated the accounting treatment of this option. The term of the option satisfies the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying the contract that should not be accounting for as derivative instruments and FASB ASC 815-40-15. Accordingly, the Company classified this instrument as additional paid-in capital.

9.	COMMITMENTS

The Company has also sold to Maxim, for $100 an option to purchase up to a total of 150,000 units at an exercise price of $11.00 per unit. (See Note 8)

The Company has committed to pay deferred underwriting compensation of $480,000 to the representative of the underwriters upon the Company’s consummation of the Business Transaction. The deferred underwriting compensation has been accrued in the accompanying balance sheet.

The Company has agreed to pay to Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, $7,500 per month for office space and certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commenced on July 14, 2011 and will continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) February 14, 2013.

The Company has committed to pay its attorneys a legal fee of $100,000 upon the consummation of the Business Transaction. This amount has been accrued in the accompanying balance sheet.

10.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events occurring after the balance sheet date and has determined that there are no material events that have occurred which would require disclosure in the financial statements.